Exhibit 99.2

TOYO Co., Ltd. Announces Closing of $50 Million Registered Direct Offering

TOKYO, June 26, 2026 /PRNewswire/ -- TOYO Co., Ltd. (Nasdaq: TOYO) (OTC: TOYWF), (“TOYO” or the “Company”), a solar manufacturing company, today announced the closing on June 25, 2026 of its previously announced registered direct offering of an aggregate of 4,545,456 ordinary shares and warrants to purchase up to 4,545,456 ordinary shares, at a combined purchase price of $11.00 per share and associated warrant.

The warrants issued in the offering have an exercise price of $13.20 per share, are exercisable immediately upon issuance, and will expire five years from the date of issuance.

Roth Capital Partners and H.C. Wainwright & Co. acted as the exclusive co-placement agents for the offering. The Company was represented by Robinson & Cole LLP as its legal counsel, and Roth Capital Partners and H.C. Wainwright & Co. were represented by Pryor Cashman LLP as their legal counsel.

The aggregate gross proceeds to the Company from the offering were approximately $50 million, before deducting the placement agent fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from the offering to build its previously announced 1.5 GW heterojunction (HJT) solar cell manufacturing facility in the Houston metropolitan area, Texas, as well as for general corporate purposes.

The securities described above were offered pursuant to a “shelf” registration statement (File No. 333-290952) that was filed with the Securities and Exchange Commission (“SEC”) on October 20, 2025 and became effective on November 9, 2025. The offering was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. The prospectus supplement and the accompanying prospectus relating to the offering have been filed with the SEC and are available at the SEC’s website at www.sec.gov. Electronic copies of the prospectus supplement and the accompanying prospectus relating to the offering may also be obtained by contacting Roth Capital Partners, LLC, 888 San Clemente, Suite 400, Newport Beach, CA 92660, (800) 678-9147 or by email at rothecm@roth.com or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by telephone at (212) 856-5711 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About TOYO Co., Ltd.

TOYO is a solar manufacturing company that is committed to becoming a vertically integrated solar manufacturer in the global market, integrating the upstream production of wafers and silicon, midstream production of solar cells, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well-positioned to produce high-quality solar cells and modules at a competitive scale and cost.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements related to the intended use of net proceeds from the the registered direct offering. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of TOYO’s management and are not predictions of actual performance.

These statements involve risks, uncertainties, and other factors that may cause actual results, activity levels, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. These include market and other conditions, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of TOYO, and other risks and uncertainties, including but not limited to those included under the heading “Risk Factors” in the filings of TOYO with the SEC. Although TOYO believes that it has a reasonable basis for each forward-looking statement contained in this press release, TOYO cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the documents filed by TOYO from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Except as may be required by law, TOYO does not undertake any duty to update these forward-looking statements.

Contact Information

For TOYO Co., Ltd.
IR@toyo-solar.com

Crocker Coulson
Email: crocker.coulson@aumadvisors.com
Tel: (646) 652-7185